ASIA ENTERTAINMENT & RESOURCES LTD.
Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on December 13, 2011
(or any adjournment or postponement thereof)

To the Shareholders of
Asia Entertainment & Resources Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of Asia Entertainment & Resources Ltd. (the “Company”) will be held on December 13, 2011 at 10:30 a.m. local time at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and at any adjourned or postponement thereof.  The Annual Meeting is called for the following purposes:

1.
To elect each of Peter Li, Raymond Li Chun Ming, and Yeung Lun Allan to serve on the Board of Directors of the Company as Class A directors until the 2014 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified;

2.
To adopt the Asia Entertainment & Resources Ltd. 2011 Omnibus Securities and Incentive Plan (the “2011 Incentive Plan”), pursuant to which the Company may issue up to an aggregate of 200,000 ordinary shares to directors, officers, employees and/or consultants of the Company and its subsidiaries;

3.
To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2011, and to authorize the directors to fix the remuneration of the auditors; and

4.	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company has fixed the close of business on October 19, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. The stock transfer books of the Company will not be closed.  A list of the shareholders entitled to vote at the Annual Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Annual Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at 852-2110-9133.  This Proxy Statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address:  http://ir.aerlf.com/events.cfm.  Shareholders may obtain a copy of these materials, free of charge, by contacting William Schmitt at IRC LLC; 761 Main Avenue; Norwalk, CT 06851; U.S.A.

By Order of the Board of Directors,

Leong Siak Hung
Chief Executive Officer

Hong Kong, November 3, 2011

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the election of directors or adoption of the 2011 Incentive Plan, unless you direct the nominee holder how to vote, by marking your proxy card.

ASIA ENTERTAINMENT & RESOURCES LTD.

i

ASIA ENTERTAINMENT & RESOURCES LTD.
Unit 1004, East Town Building
16 Fenwick Street, Wanchai
Hong Kong

PROXY STATEMENT
for
ANNUAL MEETING OF SHAREHOLDERS
To be held on December 13, 2011
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Asia Entertainment & Resources Ltd. (the “Company,” “AERL,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 on December 13, 2011, at 10:30 a.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.  Any shareholder giving such a proxy has the power to revoke it at any time before it is voted.  Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address.  Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at 852-2110-9133.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies.  Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders.  The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 8, 2011.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our annual meeting, this proxy statement, a proxy card and our 2011 Annual Report to Shareholders, and by notifying you of the availability of our proxy materials on the Internet. The notice of annual meeting, proxy statement, form of proxy and our 2011 Annual Report are also available at IRC LLC, 761 Main Avenue, Norwalk, CT 06851, USA. The materials on the site are searchable, readable and printable, and the site does not use “cookies” or other tracking devices that identify visitors.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting.  If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.
This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on October 19, 2011 (the “record date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2011 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.
We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the 2011 Annual Meeting of Shareholders (“Annual Meeting”), including at any adjournments or postponements of the meeting.  You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement.  However, you do not need to attend the meeting to vote your shares.  Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 8, 2011 to all shareholders of record entitled to vote at the Annual Meeting.

Q.	Who may vote and how many votes my I cast?

A.
Only shareholders of record on the record date, October 19, 2011, will be entitled to vote at the Annual Meeting.  On this record date, there were 38,804,064 ordinary shares outstanding and entitled to vote.  Each ordinary share is entitled to one vote on each matter. There are no other classes of capital stock outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

•	To elect three Class A directors;

•	To approve the 2011 Incentive Plan;

•	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2011; and

•	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.
You may either vote “For” each of the nominees to the Board of Directors named herein or you may “Withhold” your vote for any nominee you specify.  To approve the 2011 Incentive Plan and to ratify the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2011 you  may vote “For” or “Against” or abstain from voting. The procedures for voting are outlined below:

Stockholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive; or

•
To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided.  If you return your signed proxy card to us by 11:59 p.m. EST on the day before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The election of directors and the approval of the 2011 Incentive Plan are non-routine matters, and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matters. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on these matters, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting on those matters.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Annual Meeting.

You are also invited to attend the Annual Meeting.  However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR election of each if our three nominees for director;

•	FOR approval of the 2011 Incentive Plan; and

•	FOR ratification of the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2011

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Annual Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the Annual Meeting; or

•	providing written notice of revocation to the Corporate Secretary of the Company at: Unit 1004, East Town Building; 16 Fenwick Street; Wanchai, Hong Kong.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.
It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.
For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Annual Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual Meeting if you:

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

On October 19, 2011, the record date, there were 38,804,064 ordinary shares outstanding. Therefore, at least 12,934,689 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.
Each director shall be elected by a simple majority of the votes cast at the Annual Meeting. There is no cumulative voting for the Company’s directors. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting is required to approve the 2011 Incentive Plan and ratification of the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2011.  Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors.  Any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the approval of the 2011 Incentive Plan and the ratification of the appointment of UHY LLP. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.
We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.
Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://ir.aerlf.com/. The principal executive office of the Company is located at Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The mailing address of the principal executive office is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The telephone number for the Company is 852-2110-9133.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 19, 2011 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Information in the table does not reflect the issuance to Spring Fortune or its designees of up to 6,206,000 ordinary shares issuable upon achievement of incentive targets for fiscal years 2011 and 2012.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Percentages of ownership are based on 38,804,064 Ordinary Shares outstanding as of October 19, 2011. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Chien Lee(1)	2,055,292	(2)	5.3
Sylvia Lee(1)	2,055,292	(2)	5.3
Vong Hon Kun(3)	6,034,452		15.6
Lam Chou In(3)	4,668,135		12.0
Lam Man Pou(3)	4,486,455		11.6
Chui Vai Hou, George(3)	0		—
James R. Preissler(4)	289,767		0.7
Leong Siak Hung(5)	851,288		2.2
Li Chun Ming, Raymond(3)	0		—
Joao Manuel Santos Ferreira(3)	0		—
Yeung Lun, Allan(3)	0		—
Michael Zhang(3)	134,200		*
All of our directors and executive officers as a group (10 individuals)	18,290,889		47.1

*Less than 1%.

1.	The business address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

2.	Represents 103,700 Ordinary Shares owned jointly by Mr. and Mrs. Lee and 1,951,592 Ordinary Shares held by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee.

3.	Each of these persons maintains a business address at 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

4.	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

5.
Shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors, upon recommendation from the Nominating Committee, has nominated the persons identified under the caption “Nominees for a Three-Year Term” for election as directors, to serve until the 2014 annual meeting and their successors have been elected and qualified  If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates.  Information regarding the directors whose terms expire at the next two annual meetings is also set forth below.

Name	Age	Other positions with Company, other directorships held in last five years
Nominees for three-year term
Peter Li	47	NA
Raymond Li Chun Ming	54	Chief Financial Officer
Yeung Lun Allan	55	NA

Directors—two-year term remaining
Lam Man Pou	48	Chairman and Chief Marketing Officer
Vong Hon Kun	46	Chief Operating Officer
George Chui Vai Hou	44	NA

Directors—one-year term remaining
Leong Siak Hung	41	Chief Executive Officer
James R. Preissler	39	NA
João Manuel Santos Ferreira	58	NA
		C
Current directors not standing for re-election
Michael Zhang	51	NA

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve.  However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the annual meeting, the three nominees for director receiving a majority of the votes properly cast for the election of directors at the annual meeting will be elected to our Board of Directors.

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Man Pou, age 48, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of Asia Gaming & Resort Limited (“AGRL”), the Company’s  wholly owned subsidiary, since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing AGRL’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Leong Siak Hung, age 41, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Li Chun Ming, Raymond, age 54, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, 46, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 39, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York

João Manuel Santos Ferreira, age 58, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 55, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 44, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 47, is a director nominee. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

Michael Zhang, age 51 years, has served as our director since June 17, 2010. Mr. Zhang served as the Company’s executive vice president and a member of its Board of Directors prior to the business combination with Asia Gaming & Resort Limited, from 2007 until February 2010. Since February 2010, Mr. Zhang has been an independent consultant providing business and financing advice. From April 2002 to December 2008, Mr. Zhang served as vice president of China Hailiang Group, a privately-held Fortune 500 company in China and one of the world’s largest producers of copper and copper alloy products. From October 2001 to March 2002, Mr. Zhang served as general counsel to the International Data Group (IDG), an international IT media, research and exposition company in China providing legal expertise in corporate and venture capital matters. From January 2000 to September 2001, Mr. Zhang served as vice president of Shenzhen New Industries Investment Company, an investment banking firm in China focusing on mergers and acquisition. From January 1993 to December 1999, Mr. Zhang was an attorney at the law firm of Becker & Poliakoff, PA, and later was named managing partner of the firm’s Guangzhou and Beijing Office. Mr. Zhang represented many U.S. companies doing business in China in strategic business negotiations, joint ventures, and mergers and acquisitions. Among many of his clients, he represented several gaming companies from the United States (including Casino America, a U.S.-listed gaming company, and Greater Atlantic Casino, cruise line casino operators) in verifying different casino projects and was involved in various business negotiations for such entities. He was the author of three published books and numerous articles in newspapers and magazines in China. Mr. Zhang was also a frequent lecturer on U.S. laws and on doing business in China. Mr. Zhang founded his own law firm in January 1990 and provided advice mainly focusing on immigration and corporate law and mergers and acquisitions until December 1992. Mr. Zhang received a J.D. from Nova Southeastern University, graduated from The Graduate School of the Chinese Academy of Social Sciences in Beijing, China, and received a B.A. from Shandong University in Jinan, China.

There are no family relationships among our directors, director nominees, and executive officers.

It is intended that the accompanying proxy will be voted for the election, as directors, of the three persons named under “Nominees for three-year term” above, unless the proxy contains contrary instructions.

The Board and Board Committees

During the year ended December 31, 2010, the Board of Directors met 2 times and took action by written consent on 6 occasions.  All of the directors attended at least 75% of the aggregate of the total number of board meetings and the total number of meetings held by all committees of the board on which such director served (during the periods such director served), except a former director, Sylvia Lee, who resigned on April 7, 2011. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities.  We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.  The Board of Directors has determined that the following directors and director nominees are each independent directors as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”): James R. Preissler, Yeung Lun Allan, Manuel Santos Ferreira, George Chui Vai Hou, Michael Zhang, and Peter Li.

Current Committee Composition
Name	Audit	Nominating	Compensation

James R. Preissler	C

Yeung Lun Allan	M		M

Manuel Santos Ferreira		C	M

George Chui Vai Hou	M	M

Michael Zhang (1)		M	C

Peter Li(2)		M(2)	M(2)

(1)             Not standing for re-election

(2)             To assume such positions immediately following his election as director.

“C”           Indicates committee chair.

“M”          Indicates committee member.

Audit Committee.

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  James R. Preissler (Chairman), Yeung Lun Allan and George Chui Vai Hou currently serve on this committee.  The Audit Committee held 2 meetings during 2010.  The Board of Directors has determined that James R. Preissler is an “audit committee financial expert”. The Board of Directors has determined that each of the members of the Audit Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

The Audit Committee operates under a written charter adopted by the Board of Directors and assists the Board of Directors by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm.  Management has the responsibility for the implementation of these activities.  In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles.  With respect to the audit of  Company’s financial statements for the year ended December 31, 2010, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company’s annual report on Form 20-F for the fiscal year ended December 31, 2010.  The Audit Committee also reappointed UHY LLP as the Company’s independent registered public accounting firm for fiscal 2011.

The members of the Audit Committee are:

James R. Preissler
Yeung Lun Allan
George Chui Vai Hou

Nominating Committee.

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter.  Manuel Santos Ferreira (Chairman), George Chui Vai Hou and Michael Zhang, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, currently serve on this committee. Michael Zhang is not standing for re-election at our 2011 Annual Meeting and is expected to be replaced by Peter Li after his election to the board of directors. The Nominating Committee met one time during 2010.

The Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

•	Whether the candidate is independent pursuant to applicable rules and regulations of the Securities and Exchange Commission and any stock exchange.

•	Whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company.

•
Whether the candidate has the ability to read and understand basic financial statements.  The Nominating Committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission.

•	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

•	Whether the candidate has knowledge of the Company and issues affecting the Company.

•	Whether the candidate is committed to enhancing shareholder value.

•	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company.

•	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

•	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

•	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

•	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

•	Whether the candidate is able to suggest business opportunities to the Company.

“Diversity,” as such, is not a criterion that the Nominating Committee considers. The directors will consider candidates from any reasonable source, including current board members, shareholders, professional search firms or other persons.  The directors will not evaluate candidates differently based on who has made the recommendation.

Shareholders who wish to recommend to the Nominating Committee a candidate for election to the Board of Directors should send their letters to 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, Attention:  Nominating Committee.  The Corporate Secretary will promptly forward all such letters to the members of the Nominating Committee.  Shareholders must follow certain procedures to recommend to the Nominating Committee candidates for election as directors.  In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the Corporate Secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

•	Name;

•	Age;

•	Business and current residence addresses, as well as residence addresses for the past 20 years;

•	Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);

•	Educational background;

•	Permission for the Company to conduct a background investigation, including the right to obtain education, employment and credit information;

•	The number of ordinary shares of the Company beneficially owned by the candidate;

•
The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

•
A signed consent of the nominee to serve as a director of the Company, if elected. Although it has not done so in the past, the Nominating Committee may retain search firms to assist in identifying suitable director candidates.

Compensation Committee.

On April 7, 2010, the Board of Directors formed a Compensation Committee and adopted a written charter.  Michael Zhang, Manuel Santos Ferreira, and Yeung Lun Allan, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, currently serve on this committee. Michael Zhang is not standing for re-election at our 2011 Annual Meeting and is expected to be replaced by Peter Li after his election to the board of directors. The Compensation Committee held one meeting during 2010.  The charter sets forth responsibilities, authority and specific duties of the Compensation Committee. The principal functions of the compensation committee are to evaluate the performance of our officers, to review any compensation payable to our directors and officers, to prepare compensation committee reports, and to administer the issuance of any common stock or other equity awards issued to our officers and directors.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

Board Operations

The positions of principal executive officer and chairman of the Board of Directors of the Company are held by different persons.  The chairman of the Board of Directors chairs Board of Director and shareholder meetings and participates in preparing their agendas.

The Board of Directors is responsible for overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis and routinely advises the Board of Directors on those matters as the CEO and CFO have access to the Board of Directors, attend regular meetings as well as the audit committee meetings. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees, providing oversight as necessary in connection with those efforts.

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. For the fiscal year 2010, the directors of the Company are entitled to an aggregate of 19,961 ordinary shares. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Total ($)
Michael Zhang(1)	20,461	-	-	20,461
Raymond Li Chun Ming	35,000	20,000	-	55,000
Yeung Lun Allan	28,500	15,000	-	43,500
Lam Man Pou	30,000	20,000	-	50,000
Vong Hon Kun	30,000	20,000	-	50,000
George Chui Vai Hou	28,500	15,000	-	43,500
Leong Siak Hung	30,000	20,000	-	50,000
James R. Preissler	40,000	20,000	-	60,000
Manuel Santos Ferreira	28,500	15,000	-	43,500
Sylvia Lee(2)	9,245	5,000	-	14,245
Chien Lee(3)	15,539	9.286	-	24,825

(1)	Not standing for re-election.

(2)	Sylvia Lee resigned as a director in April 2010.

(3)	Chien Lee resigned a director in June 2010.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Office

Lam Man Pou	Chairman and Chief Marketing Officer

Leong Siak Hung	Chief Executive Officer

Li Chun Ming, Raymond	Chief Financial Officer

Vong Hon Kun	Chief Operating Officer

Sylvia Lee	Executive Vice President

Biographical information for Lam Man Pou, Leong Siak Hung, Raymond Li Chun Ming, and Vong Hon Kun are set forth above beginning on page 8.

Sylvia Lee, age 47, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

Executive Compensation

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the gaming industry through the review of such companies’ public reports and other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to us, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary.  Generally, we set executive base salaries for our executives and those of our wholly owned subsidiary, Asia Gaming & Resort Ltd. (“AGRL”), at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. Base salaries will generally be reviewed annually, subject to terms of employment agreements, and we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Incentive Bonuses.  We may design and utilize cash incentive bonuses for our executives and those of AGRL to focus them on achieving key operational and financial objectives within a yearly time horizon. It is expected that such bonuses will be based on the standards include objective standards for job specific matters and subjective standards based on diligence, improvement of skills and company loyalty, decisiveness and an appropriate service mind-set. Improvement over the prior year is considered highly important. No cash bonuses have been granted to date.

Equity-Based Awards.  We may also use equity-based awards, such as stock options and stock grants, as part of our compensation packages. As of the date of this proxy statement, we have not adopted any plans or policies regarding such awards. As part of her annual compensation, Sylvia Lee, our executive vice president, receives $20,000 of our ordinary shares, as further described under “—Officer Compensation; Employment Agreements” below.

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described above) during 2010 and 2009:

Name and Principal Position	Year	Salary US$		Bonus US$	Total US$
Lam Man Pou, Chairman and Chief Marketing Officer	2010	88,000	(1)	–	88,000
	2009	–		–	–
Leong Siak Hung, Chief Executive Officer	2010	220,000	(1)	–	220,000
	2009	–		–	–
Raymond Li Chun Ming, Chief Financial Officer	2010	143,000	(1)	–	143,000
	2009	–		–	–
Vong Hon Kun, Chief Operating Officer	2010	88,000	(1)	–	88,000
	2009	–		–	–
Sylvia Lee, Executive Vice President	2010	22,005		–	22,005
	2009	–		–	–

(1)       Salaries paid under the employment agreements described below were pro-rated for 2010.

We have employment agreements with four executive officers that became effective upon the closing of our acquisition of AGRL. The following table sets forth certain information about these employment agreements.

Officer	Position	Term	Annual Salary

Leong Siak Hung	Chief Executive Officer	Three Years	$240,000

Li Chun Ming, Raymond	Chief Financial Officer	Three Years	$156,000

Lam Man Pou	Chief Marketing Officer	Five Years	$96,000

Vong Hon Kun	Chief Operating Officer	Five Years	$96,000

Each officer is entitled to paid vacation in accordance with AGRL’s policies. Each officer is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees.

The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any ordinary shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to us all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Messrs. Leong, Li, Lam and Vong serve in similar positions as our officers, for which they receive no additional compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics

Our Code of Ethics requires us to avoid, wherever possible, all transactions that could result in conflicts of interest, except under guidelines approved by the Board of Directors (or the audit committee, if one exists at the time). A conflict of interest situation can arise when a person’s private interests interfere in any way with the Company's interests. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. We are not prohibited from entering into related-party transactions with our directors and officers.

Related Person Policy

Our Audit Committee is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The Audit Committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No audit committee member may participate in the approval of any transaction in which he is a related party, but that member  is required to provide the other members of the Audit Committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Person Transactions of the Company

Founders’ Shares Purchase

In September 2007, we issued 1,150,000 ordinary shares to the individuals set forth below for $25,000 in cash, at a purchase price of approximately $0.02 per share, as follows:

Name	Number of Shares	Relationship to the Company at Time of Transaction
Chien Lee	517,500	Chairman of the Board
Sylvia Lee	517,500	President, Chief Financial Officer, Secretary and Director
Michael Zhang	115,000	Executive Vice President and Director

In June 2008, Chien Lee transferred 517,500 shares to CS Capital USA, LLC, an affiliate of Chien Lee and Sylvia Lee, and Sylvia Lee transferred 172,500 shares to Bill Haus, 146,625 shares to James R. Preissler and Peter Li and 51,750 shares to William B. Heyn, all at the same price they originally paid for such shares. On August 11, 2008, our Board of Directors authorized a dividend of 0.2 ordinary shares for each outstanding ordinary share. Such shares, after giving effect to such dividend, are the Founders’ Shares referred to in this proxy statement.

All of the Founders’ Shares were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until February 2, 2011 (one year after the consummation of our acquisition of AGRL).

The holders of the majority of these ordinary shares will be entitled to make up to two demands that we register these shares pursuant to an agreement signed at the time of our IPO. The holders of the majority of these ordinary shares may elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these ordinary shares are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Founders’ Warrant Purchase

Simultaneously with the consummation of our IPO, CS Capital USA, Bill Haus, James R. Preissler, Peter Li and William B. Heyn purchased 3,608,000 Founders’ Warrants (for a total purchase price of $1,804,000) from us. These purchases took place on a private placement basis. The Founders’ Warrants were identical to the warrants underlying the units offered in our IPO except that, if we called the warrants for redemption, the Founders’ Warrants were exercisable on a cashless basis so long as such warrants are held by these purchasers or their affiliates. The holders of the majority of these Founders’ Warrants (or underlying shares) are entitled to demand that we register these securities pursuant to an agreement signed at the time of our IPO. The holders of the majority of these securities may now elect to exercise these registration rights with respect to such securities at any time. In addition, these holders now have certain “piggy-back” registration rights with respect to registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements. Of the initial 3,608,000 Founders’ Warrants, 3,505,771 warrants were cashlessly exercised and 1,343,050 ordinary shares were issued. 102,229 Founders’ Warrants were redeemed.

Other Company Related Party Transactions

Sylvia Lee and Chien Lee advanced to us $138,000 to cover expenses related to our IPO. The loans were repaid without interest from the proceeds of our IPO not placed in trust.

From August 2009 until the business combination on February 2, 2010, Chien Lee and James Preissler loaned to us, in the aggregate, $162,000 for working capital. Such amounts were represented by unsecured non-interest bearing promissory notes that were paid upon the closing of the acquisition of AGRL.

We reimbursed our officers and directors a total of $151,169 for their reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations.

On November 15, 2010, we acquired King’s Gaming Promotion Limited (“King’s Gaming”) from Mr. Mok Chi Hung and Mr. Wong Hon Meng. Mr. Wong is the brother of Mr. Vong Hon Kun, our Chief Operating Officer, and owned 4% of the equity of King’s Gaming immediately prior to the acquisition. In connection with the acquisition, on November 10, 2010, we entered into an employment agreement with Mr. Wong, pursuant to which he will serve as our operating officer at the Wen Zhou VIP Club located at the Venetian Macau Resort Hotel in exchange for $4,800 per month plus expenses. We may terminate Mr. Wong’s employment for cause or upon Mr. Wong’s disability without any obligation of further payment. The agreement has a term of five years from November 10, 2010.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable to it than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our uninterested independent directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

AGRL Related Party Transactions

Because AGRL and its subsidiaries are not able to directly operate as VIP gaming promoters, AGRL’s management has technical ownership of AGRL’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of AGRL providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of AGRL. None of the members of AGRL’s management team receive compensation for being the owners of AGRL’s VIP gaming promoters. The following table shows the relationships of AGRL’s management team to its VIP gaming promoters:

Entity Name	Management Team Member Owning Entity
Sang Heng Gaming Promotion Company Limited (“Sang Heng”)	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Doowell Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Iao Pou Gaming Promotion Limited (“Iao Pou”)	Lam Chou In
King’s Gaming Promotion Limited	Mok Chi Hung

Star World Hotel and Casino has extended a credit line of $11.9 million to Sang Heng, of which $5.42 million is guaranteed by Mr. Lam and the balance is guaranteed by Mr. Vong. The credit line is used to advance funds to junket agents so that the junket agents can provide gaming patrons with credit at the Iao Kun VIP Room operated by Sang Heng at the Star World Hotel and Casino. The credit line is non-interest bearing, and Mr. Lam and Mr. Vong are not compensated by AGRL for the guarantee.

The Venetian Macao Resort Hotel has extended a credit line of $3.85 million to King’s Gaming, which is guaranteed by Vong Kon Kun. The credit line will be used to advance funds to junket agents so that the junket agents can provide gaming patrons with credit at the Venetian Macao casino at the VIP gaming room operated by King’s Gaming. The credit line is non-interest bearing, and Mr. Vong is not compensated by AGRL for the guarantee.

Mr. Lam and Mr. Vong have in the past made interest free loans to junket agents who then extend credit to gaming patrons. Neither Mr. Lam nor Mr. Vong is compensated by AGRL for making these loans. As of December 31, 2009, such loans amounted to approximately $46.1 million.

From time to time, Mr. Lam makes small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

Sang Heng and Iao Pou have each entered into VIP gaming promoter management agreements with Pak Si Management and Consultancy Limited, owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Ms. Tam provides certain management services to Iao Pou and Sang Heng for the operation of their VIP gaming rooms. Ms. Tam is paid approximately $90,000 each month for each VIP gaming room managed. Such agreements are for one-year terms effective January 1, 2010. Similar agreements were made with Ms. Tam for each of the two preceding years.

Sang Heng paid approximately $80,752, $92,472 and $131,578 to KLi Business Consultancy Limited, a company controlled by Ms. Ip Ching Wah, spouse of Mr. Li Chun Ming, for the years ended December 31, 2007, 2008 and 2009. The amounts paid to this company were for the services provided by Mr. Li to AGRL and AGRL’s VIP gaming promoters.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their agents and collaborators. Such loans by Messrs. Lam and Vong are non-interest bearing.

AGRL’s VIP gaming promoters for the three Macau operations have entered into agreements to provide day-to-day management and operation services with Pak Si Management and Consultancy Limited, pursuant to which each of Sang Heng and Iao Pou pays the manager approximately US $155,000 per month for the VIP room at Star World Hotel and MGM Grand Hotel, respectively; and King’s Gaming pays approximately US $77,500 per month for the VIP room at the Venetian-Resort-Hotel, from which the management company is responsible to pay all salaries, benefits and other expenses of operation. Total staff at each operation, including executives, is approximately 100 persons. The principal of Pak Si Management and Consultancy Limited is the sister-in-law of Mr. Vong but has no position or other relationship with AGRL or any of its VIP gaming promoters.

PROPOSAL NO. 2

APPROVAL OF THE 2011 INCENTIVE PLAN

The Company is seeking approval of the shareholders to adopt the 2011 Incentive Plan. The purpose of the 2011 Incentive Plan is to assist the Company to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to the Company and its affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders.  If the 2011 Incentive Plan is approved, awards under the 2011 Incentive Plan will be limited in the aggregate to 200,000 ordinary shares, which represents approximately 0.5% of the total number of ordinary shares issued and outstanding as of October 19, 2011.

General Description of the 2011 Incentive Plan

The following is a summary of the material provisions of the 2011 Incentive Plan and is qualified in its entirety by reference to the complete text of the 2011 Incentive Plan, a copy of which is attached to this Proxy Statement as Annex A.

Administration. The 2011 Incentive Plan is administered by a committee (the “Committee”) designated by the Board of Directors, which shall consist solely of three (3) or more Directors who are each (i) “outside directors” (“Outside Directors”) within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) “non-employee directors” within the meaning of Rule 16b-3 (“Non-Employee Directors”) and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom the Company wishes to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Committee shall be eligible to receive an award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Committee has complete discretion, subject to the terms of the 2011 Incentive Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2011 Incentive Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined below), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2011 Incentive Plan.

Grant of Awards; Shares Available for Awards. The 2011 Incentive Plan provides for the grant of awards which are distribution equivalent rights, incentive share options, non-qualified share options, performance shares, performance units, restricted shares, restricted share units, share appreciation rights (“SARs”), tandem share appreciation rights, unrestricted shares or any combination of the foregoing, to key management employees and nonemployee directors of, and nonemployee consultants of, the Company or any of its subsidiaries (each a “participant”) (however, solely employees of the Company or its subsidiaries are eligible for awards which are incentive share options). The Company has reserved a total of 200,000 shares for issuance as or under awards to be made under the 2011 Incentive Plan.  To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any shares subject to such award shall again be available for the grant of a new award. The 2011 Incentive Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date).  The Board of Directors in its discretion may terminate the 2011 Incentive Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2011 Incentive Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The number of shares for which awards which are options or SARs may be granted to a participant under the 2011 Incentive Plan during any calendar year is limited to 10,000.

Future new hires, non-employee directors and additional non-employee consultants would be eligible to participate in the 2011 Incentive Plan as well. The number of awards to be granted to officers, non-employee directors, employees and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options. The term of each option shall be as specified in the option agreement; provided, however, that except for options which are incentive share options (“ISOs”) granted to an employee who owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of stock of the Company or the parent or a subsidiary of the Company (a “ten percent shareholder”), no option shall be exercisable after the expiration of ten (10) years from the date of its grant.

The price at which an ordinary share may be purchased upon exercise of an option shall be determined by the Committee; provided, however, that such option price (i) shall not be less than the fair market value of an ordinary Share on the date such option is granted, and (ii) shall be subject to adjustment as provided in the 2011 Incentive Plan. The Committee or the Board of Directors shall determine the time or times at which or the circumstances under which an option may be exercised in whole or in part, the time or times at which options shall cease to be or become exercisable following termination of the option holder’s employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which ordinary shares will be delivered or deemed to be delivered to participants who exercise options.

Options which are ISOs shall comply in all respects with Section 422 of the Code. In the case of ISOs granted to a ten percent shareholder, the per share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a Share on the date such ISO is granted. The term of an ISO may not exceed 10 years (5 years in the case of an ISO granted to a ten percent shareholder). ISOs may solely be granted to employees. In addition, the aggregate fair market value of the Shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Restricted Share Awards. A restricted share award is a grant or sale of ordinary shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board of Directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2011 Incentive Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased restricted shares shall have all of the rights of a shareholder, including the right to vote the restricted shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board of Directors). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of by the participant.

Unrestricted Share Awards. Pursuant to the terms of the applicable unrestricted share award agreement, a holder may be awarded (or sold) ordinary shares which are not subject to restrictions, in consideration for past services rendered thereby to the Company or an affiliate or for other valid consideration.

Restricted Share Units Awards. The Committee shall set forth in the applicable restricted share unit award agreement the individual service-based or performance-based vesting requirement which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the Holder.  Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code.  At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one (1) ordinary share, as determined in the sole discretion of the Committee and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirement is satisfied.  Such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested.

Performance Unit Awards. The Committee shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or the Company would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value assigned to each such unit.  Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code.  At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value assigned to such unit under the applicable performance unit award agreement if the holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement.  If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

Performance Share Awards. The Committee shall set forth in the applicable performance share award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or the Company would be required to satisfy before the holder would become entitled to the receipt of ordinary shares pursuant to such holder’s performance share award and the number of ordinary shares subject to such performance share award.  Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such goals and objectives relate.  At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance share award shall have no rights as a shareholder of the Company until such time, if any, as the holder actually receives ordinary shares pursuant to the performance share award.

Distribution Equivalent Rights. The Committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests. Distribution equivalent rights awards may be settled in cash or in ordinary shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award, whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award.  The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.

Share Appreciation Rights. A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of ordinary shares subject to the SAR on the date of exercise, over (B) the product of the number of ordinary shares subject to the SAR multiplied by the base value under the SAR, as determined by the Committee or the Board. The base value of a SAR shall not be less than the fair market value of an ordinary share on the date of grant. If the Committee grants a share appreciation right which is intended to be a tandem SAR, additional restrictions apply.

Recapitalization or Reorganization. Subject to certain restrictions, the 2011 Incentive Plan provides for the adjustment of ordinary shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of ordinary shares underlying an award theretofore granted, the Company shall effect a subdivision or consolidation of the ordinary shares or the payment of an ordinary share dividend on ordinary shares without receipt of consideration by the Company. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of ordinary shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of ordinary shares then covered by such award. The 2011 Incentive Plan also provides for the adjustment of shares underlying awards previously granted by the Board of Directors in the event of changes to the outstanding ordinary shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split ups, spin offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any award, subject to certain restrictions.

Amendment and Termination. The 2011 Incentive Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date).  The Board of Directors may terminate the 2011 Incentive Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2011 Incentive Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The Board of Directors shall have the right to alter or amend the 2011 Incentive Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the ordinary shares of the Company entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the 2011 Incentive Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the 2011 Incentive Plan, materially increase the number of ordinary shares subject to the 2011 Incentive Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein.  In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2011 Incentive Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the 2011 Incentive Plan or any Award from Section 409A of the Code).

Certain U.S. Federal Income Tax Consequences of the 2011 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to the Company, were it subject to U.S. federal income taxation, and to participants under the 2011 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of options, which include ISOs and non-qualified share options, SARs, restricted shares, performance shares, performance units, restricted share units, dividend equivalent rights and unrestricted shares. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of the Company, were it subject to U.S. federal income taxation, to deduct certain compensation for U.S. federal income tax purposes, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of a share option with previously-acquired ordinary shares of the Company. This summary assumes that U.S. participants will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants, which are discussed generally in the Company’s most recent Form 20-F as filed with the Securities and Exchange Commission. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of a non-qualified share option, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price therefor, and the Company would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes the ordinary shares acquired under a non-qualified share option, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the ordinary shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations. Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the U.S. participant, the U.S. participant generally recognizes a long-term capital gain or loss, and the Company would not be entitled to a deduction. However, if the U.S. participant disposes of such ordinary shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and the Company, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. participant may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the U.S. participant’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares for which the ISO is exercised over the exercise price for such ordinary shares is a preference item for purposes of the AMT. In addition, the U.S. participant’s basis in such ordinary shares is increased by such excess for purposes of computing the gain or loss on the disposition of the ordinary shares for AMT purposes. If a U.S. participant is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the participant’s regular income tax liability (and, in certain cases, may be refunded to the participant) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. participant who receives a grant of restricted ordinary shares or who purchases restricted ordinary shares, which ordinary shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the grant or the purchased restricted ordinary shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the ordinary shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted ordinary shares based on the value of the ordinary shares at the time of receipt. Alternatively, the U.S. participant may elect to be taxed on the fair market value of the ordinary shares at the time of grant. The Company generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted ordinary shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted ordinary shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying ordinary shares, and the Company generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a performance shares award, performance units award, restricted share units award, unrestricted shares award, or dividend equivalent right award until a payment is received under the award.  At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any ordinary shares received, and the Company generally would be entitled to deduct such amount at such time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE 2011 INCENTIVE PLAN.

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed UHY LLP as independent auditors to audit the financial statements of the Company for the year ending December 31, 2011, and the Board of Directors is asking shareholders to ratify that appointment.

UHY LLP leases all its personnel, who work under the control of UHY LLP partners, from wholly owned subsidiaries of UHY Advisors, Inc. in an alternative practice structure (UHY LLP and UHY Advisors, Inc. collectively referred to as “UHY”).

A representative of UHY LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the Shareholders’ best interests.

Audit Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, UHY LLP billed us $79,250, $294,425, and $75,000, respectively, for fees for the professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 10-K and 20-F for those three fiscal periods, the review of our financial statements included in our Quarterly Reports on Form 10-Q and semi-annual Reports of Foreign Private Issuer on Form 6-K during the two fiscal years ended July 31, 2009 and July 31, 2008, and our registration statements and proxy statement filings.

During the fiscal years ended December 31, 2010 and December 31, 2009, AJ. Robbins, PC billed AGRL $32,500 and $170,000 for fees for professional services rendered in connection with the audits of the annual financial statements of AGRL and AGRL’s VIP gaming promoters for such fiscal years and the review of our financial statements included in our registration statements and proxy statement filings. AJ. Robbins, PC did not bill AGRL for any fees of the types described below under the headings “Audit-Related Fees,” “Tax Fees” and “All Other Fees” with respect to any of such periods.

Audit-Related Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, we were not billed by UHY for any fees for audit-related services reasonably related to the performance of the audits and reviews for those two fiscal years, in addition to the fees described above under the heading “Audit Fees.”

Tax Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, we were not billed by UHY for fees for professional services rendered for tax compliance, tax advice and tax planning services.

All Other Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, we were not billed by UHY for any fees for services.

Audit Committee Pre-Approval

We do not rely on pre-approval policies and procedures.

Our audit committee approved the services described above relating to the 2010 fiscal year. Since our audit committee was formed in March 2010, our Board of Directors approved the services described above relating to our 2009 fiscal year. In accordance with Section 10A(i) of the Exchange Act, before we engage our independent accountant to render audit or non-audit services on a going-forward basis, the engagement will be approved by the audit committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF UHY LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2011.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting.  If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications.  We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2010 (as filed with the SEC) including the financial statements thereto, is being provided with the proxy statement.  Requests for additional copies should be directed to William Schmitt at IRC, LLC; 761 Main Avenue; Norwalk, CT 06851, U.S.A.  Proxy materials are also available on the Company website at: ir.aerlf.com/events.cfm.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Asia Entertainment & Resources Ltd., Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively). A copy of the Code of Ethics is available on our website, http://ir.aerlf.com/governance.cfm.

Changes in Director Nomination Process for Shareholders

There were no changes in the director nomination process from January 1, 2010 through the present.

By Order of the Board of Directors,

/s/ Leong Siak Hung
Chief Executive Officer

November 3, 2011

ANNUAL MEETING OF SHAREHOLDERS OF

ASIA ENTERTAINMENT & RESOURCES LTD.
December 13, 2011

NOTICE OF INTERNET AVAILABLITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement and Proxy Card are available at: ir.aerlf.com/events.cfm.

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 AND 3.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Leong Siak Hung or Raymond Li Chun Ming, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 on December 13, 2011 at 10:30 a.m., local time, and at any adjournments thereof, and to vote the Ordinary Shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:		NOMINEES:

	☐	FOR ALL NOMINEES	○ Peter Li	○ Yeung Lun Allan

○ Raymond Li Chun Ming

	☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

	☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:●

2.	APPROVAL OF THE 2011 INCENTIVE PLAN	FOR ☐	AGAINST ☐	ABSTAIN ☐
3.	RATIFICATION OF INDEPENDENT AUDITORS	FOR ☐	AGAINST ☐	ABSTAIN ☐
If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment.  At the present time, the Board of Directors knows of no other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. Abstentions will be treated as being present and entitled to vote and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Ordinary Shares represented by this proxy card will be voted “For” the directors and “For” proposals 2 and 3, as applicable.

Signature of Shareholder	Date
Signature of Shareholder	Date

Note:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

ASIA ENTERTAINMENT & RESOURCES LTD.

2011 OMNIBUS SECURITIES AND INCENTIVE PLAN

ASIA ENTERTAINMENT & RESOURCES LTD.
2011 OMNIBUS SECURITIES AND INCENTIVE PLAN

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ASIA ENTERTAINMENT & RESOURCES LTD.
2011 OMNIBUS SECURITIES AND INCENTIVE PLAN

Table Of Contents (continued)

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ASIA ENTERTAINMENT & RESOURCES LTD.
2011 OMNIBUS SECURITIES AND INCENTIVE PLAN

Table Of Contents (continued)

		Page

Section 17.15	No Funding	24
Section 17.16	Headings	25
Section 17.17	Terms of Award Agreements	25
Section 17.18	California Information Requirements	25

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ASIA ENTERTAINMENT & RESOURCES LTD.
2011 OMNIBUS SECURITIES AND INCENTIVE PLAN

ARTICLE I
PURPOSE

The purpose of this Asia Entertainment & Resources Ltd. 2011 Omnibus Securities and Incentive Plan (the “Plan”) is to benefit the shareholders of Asia Entertainment & Resources Ltd., a Cayman Islands corporation (the “Company”), by assisting the Company to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants to, the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. Accordingly, the Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, as may be best suited to the circumstances of the particular Employee, Director or Consultant as provided herein.

ARTICLE II
DEFINITIONS

The following definitions shall be applicable throughout the Plan unless the context otherwise requires:

“Affiliate” shall mean any corporation which, with respect to the Company, is a “subsidiary corporation” within the meaning of Section 424(f) of the Code.

“Award” shall mean, individually or collectively, any Distribution Equivalent Right, Option, Performance Share Award, Performance Unit Award, Restricted Share Award, Restricted Share Unit Award, Share Appreciation Right or Unrestricted Share Award.

“Award Agreement” shall mean a written agreement between the Company and the Holder with respect to an Award, setting forth the terms and conditions of the Award, and each of which shall constitute a part of the Plan.

“Board” shall mean the Board of Directors of the Company.

“Cause” shall mean (i) if the Holder is a party to an employment or similar agreement with the Company or an Affiliate which agreement defines “Cause” (or a similar term) therein, “Cause” shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, “Cause” shall mean termination by the Company or an Affiliate of the employment (or other service relationship) of the Holder by reason of the Holder’s (A) intentional failure to perform reasonably assigned duties, (B) dishonesty or willful misconduct in the performance of the Holder’s duties, (C) involvement in a transaction which is materially adverse to the Company or an Affiliate, (D) breach of fiduciary duty involving personal profit, (E) willful violation of any law, rule, regulation or court order (other than misdemeanor traffic violations and misdemeanors not involving misuse or misappropriation of money or property), (F) commission of an act of fraud or intentional misappropriation or conversion of any asset or opportunity of the Company or an Affiliate, or (G) material breach of any provision of the Plan or the Holder’s Award Agreement or any other written agreement between the Holder and the Company or an Affiliate, in each case as determined in good faith by the Board, the determination of which shall be final, conclusive and binding on all parties.

“Change of Control” shall mean (i) for a Holder who is a party to an employment or consulting agreement with the Company or an Affiliate which agreement defines “Change of Control” (or a similar term) therein, “Change of Control” shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, “Change of Control” shall mean the satisfaction of any one or more of the following conditions (and the “Change of Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied):

(a)           Any person (as such term is used in paragraphs 13(d) and 14(d)(2) of the Exchange Act, hereinafter in this definition, “Person”), other than the Company or an Affiliate or an employee benefit plan of the Company or an Affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities;

(b)           The closing of a merger, consolidation or other business combination (a “Business Combination”) other than a Business Combination in which holders of the Ordinary Shares immediately prior to the Business Combination have substantially the same proportionate ownership of the common stock or ordinary shares, as applicable, of the surviving corporation immediately after the Business Combination as immediately before;

(c)           The closing of an agreement for the sale or disposition of all or substantially all of the Company’s assets to any entity that is not an Affiliate;

(d)           The approval by the holders of shares of Ordinary Shares of a plan of complete liquidation of the Company other than a liquidation of the Company into any subsidiary or a liquidation a result of which persons who were shareholders of the Company immediately prior to such liquidation have substantially the same proportionate ownership of shares of common stock or ordinary shares, as applicable, of the surviving corporation immediately after such liquidation as immediately before; or

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(e)           Within any twenty-four (24) month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided, however, that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office, shall be deemed to be an Incumbent Director for purposes of this paragraph (e), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or “group” other than the Board (including, but not limited to, any such assumption that results from paragraphs (a), (b), (c), or (d) of this definition).

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

“Code” shall mean the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to any section and any regulation under such section.

“Committee” shall mean a committee comprised of not less than three (3) members of the Board who are selected by the Board as provided in Section 4.1.

“Company” shall mean Asia Entertainment & Resources Ltd., a Cayman Islands corporation, and any successor thereto.

“Consultant” shall mean any non-Employee (individual or entity) advisor to the Company or an Affiliate who or which has contracted directly with the Company or an Affiliate to render bona fide consulting or advisory services thereto.

“Director” shall mean a member of the Board or a member of the board of directors of an Affiliate, in either case, who is not an Employee.

“Distribution Equivalent Right” shall mean an Award granted under Article XIII of the Plan which entitles the Holder to receive bookkeeping credits, cash payments and/or Ordinary Share distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of Ordinary Shares during the period the Holder held the Distribution Equivalent Right.

“Distribution Equivalent Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Distribution Equivalent Right Award.

“Effective Date” shall mean ____________, 2011.

“Employee” shall mean any employee, including officers, of the Company or an Affiliate.

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“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean, as determined consistent with the applicable requirements of Sections 409A and 422 of the Code, as of any specified date, the closing sales price of the Ordinary Shares for such date (or, in the event that the Ordinary Shares are not traded on such date, on the immediately preceding trading date) on the Nasdaq Stock Market or a domestic or foreign national securities exchange (including London’s Alternative Investment Market) on which the Ordinary Shares may be listed, as reported in The Wall Street Journal or The Financial Times.  If the Ordinary Shares are not listed on the Nasdaq Stock Market or on a national securities exchange, but are quoted on the OTC Bulletin Board or by the National Quotation Bureau, the Fair Market Value of the Ordinary Shares shall be the mean of the bid and asked prices per Ordinary Share for such date.  If the Ordinary Shares are not quoted or listed as set forth above, Fair Market Value shall be determined by the Board in good faith by any fair and reasonable means (which means, with respect to a particular Award grant, may be set forth with greater specificity in the applicable Award Agreement).  The Fair Market Value of property other than Ordinary Shares shall be determined by the Board in good faith by any fair and reasonable means, and consistent with the applicable requirements of Sections 409A and 422 of the Code.

“Family Member” shall mean any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee of the Holder), a trust in which such persons have more than fifty percent (50%) of the beneficial interest, a foundation in which such persons (or the Holder) control the management of assets, and any other entity in which such persons (or the Holder) own more than fifty percent (50%) of the voting interests.

“Holder” shall mean an Employee, Director or Consultant who has been granted an Award or any such individual’s beneficiary, estate or representative, to the extent applicable.

“Incentive Share Option” shall mean an Option which is intended by the Committee to constitute an “incentive stock option” under Section 422 of the Code.

“Incumbent Director” shall mean, with respect to any period of time specified under the Plan for purposes of determining whether or not a Change of Control has occurred, the individuals who were members of the Board at the beginning of such period.

“Non-Qualified Share Option” shall mean an Option which is not an Incentive Share Option.

“Option” shall mean an Award granted under Article VII of the Plan of an option to purchase Ordinary Shares and includes both Incentive Share Options and Non-Qualified Share Options.

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“Option Agreement” shall mean a written agreement between the Company and a Holder with respect to an Option.

“Ordinary Shares” shall mean the ordinary shares, par value $0.0001 per share, of the Company.

“Performance Criteria” shall mean the criteria that the Committee selects for purposes of establishing the Performance Goal(s) for a Holder for a Performance Period.

“Performance Goals” shall mean, for a Performance Period, the written goal or goals established by the Committee for the Performance Period based upon the Performance Criteria.

“Performance Period” shall mean one or more periods of time, which may be of varying and overlapping durations, selected by the Committee, over which the attainment of one or more Performance Goals or other business objectives shall be measured for purposes of determining a Holder’s right to, and the payment of, a Qualified Performance-Based Award.

“Performance Share Award” shall mean an Award granted under Article XII of the Plan under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) performance goals and/or objectives, Ordinary Shares are paid to the Holder.

“Performance Share Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Share Award.

“Performance Unit” shall mean a Unit awarded to a Holder pursuant to a Performance Unit Award.

“Performance Unit Award” shall mean an Award granted under Article XI of the Plan under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) performance goals and/or objectives, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

“Performance Unit Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Unit Award.

“Plan” shall mean this Asia Entertainment & Resources Ltd. 2011 Omnibus Securities and Incentive Plan, as amended from time to time, together with each of the Award Agreements utilized hereunder.

“Qualified Performance-Based Award” shall mean an Award intended to qualify as “performance-based” compensation under Section 162(m) of the Code.

“Restricted Share Award” shall mean an Award granted under Article VIII of the Plan of Ordinary Shares, the transferability of which by the Holder shall be subject to Restrictions.

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“Restricted Share Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Share Award.

“Restricted Share Unit Award”  shall mean an Award granted under Article X of the Plan under which, upon the satisfaction of predetermined individual service-related vesting requirements, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

“Restricted Share Unit Award Agreement”  shall mean a written agreement between the Company and a Holder with respect to a Restricted Share Unit Award.

“Restriction Period” shall mean the period of time for which Ordinary Shares subject to a Restricted Share Award shall be subject to Restrictions, as set forth in the applicable Restricted Share Award Agreement.

“Restrictions” shall mean forfeiture, transfer and/or other restrictions applicable to Ordinary Shares awarded to an Employee, Director or Consultant under the Plan pursuant to a Restricted Share Award and set forth in a Restricted Share Award Agreement.

“Rule 16b-3” shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a substantially similar function.

“Share Appreciation Right” shall mean an Award granted under Article XIV of the Plan of a right, granted alone or in connection with a related Option, to receive a payment on the date of exercise.

“Share Appreciation Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Share Appreciation Right.

“Tandem Share Appreciation Right” shall mean a Share Appreciation Right granted in connection with a related Option, the exercise of which shall result in termination of the otherwise entitlement to purchase some or all of the Ordinary Shares under the related Option, all as set forth in Section 14.2.

“Ten Percent Shareholder” shall mean an Employee who, at the time an Option is granted to him or her, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code), within the meaning of Section 422(b)(6) of the Code.

“Total and Permanent Disability” shall mean the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, all as described in Section 22(e)(3) of the Code.

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“Units” shall mean bookkeeping units, each of which represents such monetary amount as shall be designated by the Committee in each Performance Unit Award Agreement, or represents one (1) Ordinary Share for purposes of each Restricted Share Unit Award.

“Unrestricted Share Award” shall mean an Award granted under Article IX of the Plan of Ordinary Shares which are not subject to Restrictions.

“Unrestricted Share Award Agreement” shall mean a written agreement between the Company and a Holder with respect to an Unrestricted Share Award.

ARTICLE III
EFFECTIVE DATE OF PLAN

The Plan shall be effective as of the Effective Date, provided that the Plan is approved by the shareholders of the Company within twelve (12) months of such date.

ARTICLE IV
ADMINISTRATION

Section 4.1         Composition of Committee. The Plan shall be administered by the Committee, which shall be appointed by the Board. The Committee shall consist solely of three (3) or more Directors who are each (i) “outside directors” within the meaning of Section 162(m) of the Code (“Outside Directors”), (ii) “non-employee directors” within the meaning of Rule 16b-3 and (iii) “independent” for purposes of any applicable listing requirements (“Non-Employee Directors”); provided, however, that the Board or the Committee may delegate to a committee of one or more members of the Board who are not (x) Outside Directors, the authority to grant Awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such Award, or (B) persons with respect to whom the Company wishes to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant Awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Committee shall be eligible to receive an Award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own Award.

Section 4.2         Powers. Subject to the provisions of the Plan, the Committee shall have the sole authority, in its discretion, to make all determinations under the Plan, including but not limited to determining which Employees, Directors or Consultants shall receive an Award, the time or times when an Award shall be made (the date of grant of an Award shall be the date on which the Award is awarded by the Committee), what type of Award shall be granted, the term of an Award, the date or dates on which an Award vests (including acceleration of vesting), the form of any payment to be made pursuant to an Award, the terms and conditions of an Award (including the forfeiture of the Award (and/or any financial gain) if the Holder of the Award violates any applicable restrictive covenant thereof), the Restrictions under a Restricted Share Award and the number of Ordinary Shares which may be issued under an Award, all as applicable. In making such determinations the Committee may take into account the nature of the services rendered by the respective Employees, Directors and Consultants, their present and potential contribution to the Company’s (or the Affiliate’s) success and such other factors as the Committee in its discretion shall deem relevant.

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Section 4.3         Additional Powers.  The Committee shall have such additional powers as are delegated to it under the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Agreements executed hereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the intent of the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Share Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive and binding on the Company and all Holders.

Section 4.4         Committee Action.  In the absence of specific rules to the contrary, action by the Committee shall require the consent of a majority of the members of the Committee, expressed either orally at a meeting of the Committee or in writing in the absence of a meeting.  No member of the Committee shall have any liability for any good faith action, inaction or determination in connection with the Plan.

ARTICLE V
SHARE SUBJECT TO PLAN AND LIMITATIONS THEREON

Section 5.1         Shares Grant and Award Limits.  The Committee may from time to time grant Awards to one or more Employees, Directors and/or Consultants determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. Subject to Article XV, the aggregate number of Ordinary Shares that may be issued under the Plan shall not exceed Two Hundred Thousand (200,000) Ordinary Shares. Shares shall be deemed to have been issued under the Plan solely to the extent actually issued and delivered pursuant to an Award. To the extent that an Award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its Holder terminate, any Ordinary Shares subject to such Award shall again be available for the grant of a new Award. Notwithstanding any provision in the Plan to the contrary, the maximum number of Ordinary Shares that may be subject to Awards of Options under Article VII and/or Share Appreciation Rights under Article XIV, in either or both cases granted to any one Employee during any calendar year, shall be Ten Thousand (10,000) Ordinary Shares (subject to adjustment in the same manner as provided in Article XV with respect to Ordinary Shares subject to Awards then outstanding). The limitation set forth in the preceding sentence shall be applied in a manner which shall permit compensation generated in connection with the exercise of Options or Share Appreciation Rights to constitute “performance-based” compensation for purposes of Section 162(m) of the Code, including, but not limited to, counting against such maximum number of Ordinary Shares, to the extent required under Section 162(m) of the Code, any Ordinary Shares subject to Options or Share Appreciation Rights that are canceled or repriced.

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Section 5.2          Ordinary Shares Offered.  The Ordinary Shares to be offered pursuant to the grant of an Award may be authorized but unissued Ordinary Shares, Ordinary Shares purchased on the open market or Ordinary Shares previously issued and outstanding and reacquired by the Company.

ARTICLE VI
ELIGIBILITY FOR AWARDS; TERMINATION OF
EMPLOYMENT, DIRECTOR STATUS OR CONSULTANT STATUS

Section 6.1          Eligibility.  Awards made under the Plan may be granted solely to persons or entities who, at the time of grant, are Employees, Directors or Consultants. An Award may be granted on more than one occasion to the same Employee, Director or Consultant, and, subject to the limitations set forth in the Plan, such Award may include, a Non-Qualified Share Option, a Restricted Share Award, an Unrestricted Share Award, a Distribution Equivalent Right Award, a Performance Share Award, a Performance Unit Award, a Share Appreciation Right, a Tandem Share Appreciation Right, any combination thereof or, solely for Employees, an Incentive Share Option.

Section 6.2         Termination of Employment or Director Status. Except to the extent inconsistent with the terms of the applicable Award Agreement and/or the provisions of Section 6.4 or 6.5, the following terms and conditions shall apply with respect to the termination of a Holder’s employment with, or status as a Director of, the Company or an Affiliate, as applicable, for any reason, including, without limitation, Total and Permanent Disability or death:

(a)           The Holder’s rights, if any, to exercise any then exercisable Non-Qualified Share Options and/or Share Appreciation Rights shall terminate:

(1)           If such termination is for a reason other than the Holder’s Total and Permanent Disability or death, ninety (90) days after the date of such termination of employment or after the date of such termination of Director status;

(2)           If such termination is on account of the Holder’s Total and Permanent Disability, one (1) year after the date of such termination of employment or Director status; or

(3)           If such termination is on account of the Holder’s death, one (1) year after the date of the Holder’s death.

Upon such applicable date the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in or with respect to any such Non-Qualified Share Options and Share Appreciation Rights.

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(b)          The Holder’s rights, if any, to exercise any then exercisable Incentive Share Option shall terminate:

(1)           If such termination is for a reason other than the Holder’s Total and Permanent Disability or death, three (3) months after the date of such termination of employment;

(2)           If such termination is on account of the Holder’s Total and Permanent Disability, one (1) year after the date of such termination of employment; or

(3)           If such termination is on account of the Holder’s death, one (1) year after the date of the Holder’s death.

Upon such applicable date the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in or with respect to any such Incentive Share Options.

(c)           If a Holder’s employment with, or status as a Director of, the Company or an Affiliate, as applicable, terminates for any reason prior to the actual or deemed satisfaction and/or lapse of the Restrictions, vesting requirements, terms and conditions applicable to a Restricted Share Award and/or Restricted Share Unit Award, such Restricted Shares and/or Restricted Share Units shall immediately be canceled, and the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Restricted Shares and/or Restricted Share Units. The immediately preceding sentence to the contrary notwithstanding, the Committee, in its sole discretion, may determine, prior to or within thirty (30) days after the date of such termination of employment or Director status, that all or a portion of any such Holder’s Restricted Shares and/or Restricted Share Units shall not be so canceled and forfeited.

Section 6.3          Termination of Consultant Status. Except to the extent inconsistent with the terms of the applicable Award Agreement and/or the provisions of Section 6.4 or 6.5, the following terms and conditions shall apply with respect to the termination of a Holder’s status as a Consultant, for any reason:

(a)           The Holder’s rights, if any, to exercise any then exercisable Non-Qualified Share Options and/or Share Appreciation Rights shall terminate:

(1)           If such termination is for a reason other than the Holder’s death, ninety (90) days after the date of such termination; or

(2)           If such termination is on account of the Holder’s death, one (1) year after the date of the Holder’s death.

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(b)           If the status of a Holder as a Consultant terminates for any reason prior to the actual or deemed satisfaction and/or lapse of the Restrictions, vesting requirements, terms and conditions applicable to a Restricted Share Award and/or Restricted Share Unit Award, such Restricted Shares and/or Restricted Share Units shall immediately be canceled, and the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Restricted Shares and/or Restricted Share Units. The immediately preceding sentence to the contrary notwithstanding, the Committee, in its sole discretion, may determine, prior to or within thirty (30) days after the date of such termination of such a Holder’s status as a Consultant, that all or a portion of any such Holder’s Restricted Shares and/or Restricted Share Units shall not be so canceled and forfeited.

Section 6.4         Special Termination Rule. Except to the extent inconsistent with the terms of the applicable Award Agreement, and notwithstanding anything to the contrary contained in this Article VI, if a Holder’s employment with, or status as a Director of, the Company or an Affiliate shall terminate, and if, within ninety (90) days of such termination, such Holder shall become a Consultant, such Holder’s rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been a Consultant for the entire period during which such Award or portion thereof had been outstanding. Should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her employment or Director status had terminated until such time as his or her Consultant status shall terminate, in which case his or her Award, as it may have been reduced in connection with the Holder’s becoming a Consultant, shall be treated pursuant to the provisions of Section 6.3; provided, however, that any such Award which is intended to be an Incentive Share Option shall, upon the Holder’s no longer being an Employee, automatically convert to a Non-Qualified Share Option.  Should a Holder’s status as a Consultant terminate, and if, within ninety (90) days of such termination, such Holder shall become an Employee or a Director, such Holder’s rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been an Employee or a Director, as applicable, for the entire period during which such Award or portion thereof had been outstanding, and, should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her Consultant status had terminated until such time as his or her employment with the Company or an Affiliate, or his or her Director status, as applicable, shall terminate, in which case his or her Award shall be treated pursuant to the provisions of Section 6.2.

Section 6.5         Termination for Cause.  Notwithstanding anything in this Article VI or elsewhere in the Plan to the contrary, and unless a Holder’s Award Agreement specifically provides otherwise, should a Holder’s employment, Director status or engagement as a Consultant with or for the Company or an Affiliate be terminated by the Company or Affiliate for Cause, all of such Holder’s then outstanding Awards shall expire immediately and be forfeited in their entirety upon such termination.

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ARTICLE VII
OPTIONS

Section 7.1         Option Period.  The term of each Option shall be as specified in the Option Agreement; provided, however, that except as set forth in Section 7.3, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant.

Section 7.2         Limitations on Exercise of Option.  An Option shall be exercisable in whole or in such installments and at such times as specified in the Option Agreement.

Section 7.3         Special Limitations on Incentive Share Options.  To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Share Option is granted) of Ordinary Shares with respect to which Incentive Share Options are exercisable for the first time by an individual during any calendar year under all plans of the Company and any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code) which provide for the grant of Incentive Share Options exceeds One Hundred Thousand Dollars ($100,000) (or such other individual limit as may be in effect under the Code on the date of grant), the portion of such Incentive Share Options that exceeds such threshold shall be treated as Non-Qualified Share Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder’s Options, which were intended by the Committee to be Incentive Share Options when granted to the Holder, will not constitute Incentive Share Options because of such limitation, and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Share Option shall be granted to an Employee if, at the time the Incentive Share Option is granted, such Employee is a Ten Percent Shareholder, unless (i) at the time such Incentive Share Option is granted the Option price is at least one hundred ten percent (110%) of the Fair Market Value of the Ordinary Shares subject to the Incentive Share Option, and (ii) such Incentive Share Option by its terms is not exercisable after the expiration of five (5) years from the date of grant.  No Incentive Share Option shall be granted more than ten (10) years from the date on which the Plan is approved by the Company’s shareholders.  The designation by the Committee of an Option as an Incentive Share Option shall not guarantee the Holder that the Option will satisfy the applicable requirements for “incentive stock option” status under Section 422 of the Code.

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Section 7.4         Option Agreement. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, but not limited to, provisions intended to qualify an Option as an Incentive Share Option. An Option Agreement may provide for the payment of the Option price, in whole or in part, by the delivery of a number of Ordinary Shares (plus cash if necessary) that have been owned by the Holder for at least six (6) months and having a Fair Market Value equal to such Option price, or such other forms or methods as the Committee may determine from time to time, in each case, subject to such rules and regulations as may be adopted by the Committee. Each Option Agreement shall, solely to the extent inconsistent with the provisions of Sections 6.2, 6.3, 6.4 and 6.5, as applicable, specify the effect of termination of employment, Director status or Consultant status on the exercisability of the Option. Moreover, without limited the generality of the foregoing, an Option Agreement may provide for a “cashless exercise” of the Option, in whole or in part, by (a) establishing procedures whereby the Holder, by a properly-executed written notice, directs (i) an immediate market sale or margin loan as to all or a part of Ordinary Shares to which he is entitled to receive upon exercise of the Option, pursuant to an extension of credit by the Company to the Holder of the Option price, (ii) the delivery of the Ordinary Shares from the Company directly to a brokerage firm and (iii) the delivery of the Option price from sale or margin loan proceeds from the brokerage firm directly to the Company, or (b) reducing the number of Ordinary Shares to be issued upon exercise of the Option by the number of such Shares having an aggregate Fair Market Value equal to the Option price (or portion thereof to be so paid) as of the date of the Option’s exercise.  Each Option Agreement shall, solely to the extent inconsistent with the provisions of Sections 6.2, 6.3, 6.4 and 6.5, as applicable, specify the effect of the termination of the Holder’s employment, Director status or Consultant status on the exercisability of the Option. An Option Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Options, including but not limited to upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements and requiring additional “gross-up” payments to Holders to meet any excise taxes or other additional income tax liability imposed as a result of a payment made upon a Change of Control resulting from the operation of the Plan or of such Option Agreement) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Option Agreements need not be identical.

Section 7.5         Option Price and Payment.  The price at which an Ordinary Share may be purchased upon exercise of an Option shall be determined by the Committee; provided, however, that such Option price (i) shall not be less than the Fair Market Value of an Ordinary Share on the date such Option is granted, and (ii) shall be subject to adjustment as provided in Article XV. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company. The Option price for the Option or portion thereof shall be paid in full in the manner prescribed by the Committee as set forth in the Plan and the applicable Option Agreement, which manner, with the consent of the Committee, may include the withholding of Ordinary Shares otherwise issuable in connection with the exercise of the Option, for purposes of Section 7.4(b). Separate share certificates shall be issued by the Company for those Ordinary Shares acquired pursuant to the exercise of an Incentive Share Option and for those Ordinary Shares acquired pursuant to the exercise of a Non-Qualified Share Option.

Section 7.6         Shareholder Rights and Privileges. The Holder of an Option shall be entitled to all the privileges and rights of a shareholder of the Company solely with respect to such Ordinary Shares as have been purchased under the Option and for which share certificates  have been registered in the Holder’s name.

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Section 7.7         Options and Rights in Substitution for Stock or Share Options Granted by Other Corporations.  Options may be granted under the Plan from time to time in substitution for stock or share options held by individuals employed by entities who become Employees as a result of a merger or consolidation of the employing entity with the Company or any Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing entity, or the acquisition by the Company or an Affiliate of stock or shares of the employing entity with the result that such employing entity becomes an Affiliate.

Section 7.8         Prohibition Against Repricing.  Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors, or (ii) as a result of any Change of Control or any adjustment as provided in Article XV, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price under any outstanding Option or Share Appreciation right, or to grant any new Award or make any payment of cash in substitution for or upon the cancellation of Options and/or Share Appreciation Rights previously granted.

ARTICLE VIII
RESTRICTED SHARE AWARDS

Section 8.1         Restriction Period to be Established by Committee.  At the time a Restricted Share Award is made, the Committee shall establish the Restriction Period applicable to such Award. Each Restricted Share Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Share Award shall not be changed except as permitted by Section 8.2.

Section 8.2         Other Terms and Conditions.  Ordinary Shares awarded pursuant to a Restricted Share Award shall be represented by a share certificate registered in the name of the Holder of such Restricted Share Award. If provided for under the Restricted Share Award Agreement, the Holder shall have the right to vote Ordinary Shares subject thereto and to enjoy all other shareholder rights, including the entitlement to receive dividends on the Ordinary Shares during the Restriction Period, except that (i) the Holder shall not be entitled to delivery of the share certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the share certificate during the Restriction Period (with a share power endorsed by the Holder in blank), (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Ordinary Shares during the Restriction Period and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Share Award Agreement shall cause a forfeiture of the Restricted Share Award. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Share Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the Restriction Period. Such additional terms, conditions or restrictions shall, to the extent inconsistent with the provisions of Sections 6.2, 6.3 and 6.4, as applicable, be set forth in a Restricted Share Award Agreement made in conjunction with the Award. Such Restricted Share Award Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Awards, including but not limited to accelerated vesting upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements and requiring additional “gross-up” payments to Holders to meet any excise taxes or other additional income tax liability imposed as a result of a payment made in connection with a Change of Control resulting from the operation of the Plan or of such Restricted Share Award Agreement) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Restricted Share Agreements need not be identical.  All Ordinary Shares delivered to a Holder as part of a Restricted Share Award shall be delivered and reported by the Company or the Affiliate, as applicable, to the Holder by no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the Holder’s entitlement to such  Ordinary Shares becomes vested.

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Section 8.3         Payment for Restricted Shares.  The Committee shall determine the amount and form of any payment from a Holder for Ordinary Shares received pursuant to a Restricted Share Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Ordinary Shares received pursuant to a Restricted Share Award, except to the extent otherwise required by law.

Section 8.4         Restricted Share Award Agreements. At the time any Award is made under this Article VIII, the Company and the Holder shall enter into a Restricted Share Award Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

ARTICLE IX
UNRESTRICTED SHARE AWARDS

Pursuant to the terms of the applicable Unrestricted Share Award Agreement, a Holder may be awarded (or sold) Ordinary Shares which are not subject to Restrictions, in consideration for past services rendered thereby to the Company or an Affiliate or for other valid consideration.

ARTICLE X
RESTRICTED SHARE UNIT AWARDS

Section 10.1       Terms and Conditions.  The Committee shall set forth in the applicable Restricted Share Unit Award Agreement the individual service-based vesting requirement which the Holder would be required to satisfy before the Holder would become entitled to payment pursuant to Section 10.2 and the number of Units awarded to the Holder.  Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code.  At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Share Unit Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable vesting period.  The terms and conditions of the respective Restricted Share Unit Award Agreements need not be identical.

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Section 10.2       Payments.  The Holder of a Restricted Share Unit shall be entitled to receive a cash payment equal to the Fair Market Value of an Ordinary Share, or one (1) Ordinary Share, as determined in the sole discretion of the Committee and as set forth in the Restricted Share Unit Award Agreement, for each Restricted Share Unit subject to such Restricted Share Unit Award, if the Holder satisfies the applicable vesting requirement.  Such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the Restricted Share Unit first becomes vested.

ARTICLE XI
PERFORMANCE UNIT AWARDS

Section 11.1       Terms and Conditions.  The Committee shall set forth in the applicable Performance Unit Award Agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to payment pursuant to Section 11.2, the number of Units awarded to the Holder and the dollar value assigned to each such Unit.  Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code.  At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Unit Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable performance period.  The terms and conditions of the respective Performance Unit Award Agreements need not be identical.

Section 11.2       Payments.  The Holder of a Performance Unit shall be entitled to receive a cash payment equal to the dollar value assigned to such Unit under the applicable Performance Unit Award Agreement if the Holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable Performance Unit Award Agreement) the performance goals and objectives set forth in such Performance Unit Award Agreement.  If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

ARTICLE XII
PERFORMANCE SHARE AWARDS

Section 12.1       Terms and Conditions.  The Committee shall set forth in the applicable Performance Share Award Agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to the receipt of Ordinary Shares pursuant to such Holder’s Performance Share Award and the number of Ordinary Shares subject to such Performance Share Award.  Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such Common Shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such goals and objectives relate.  At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Share Awards, including, but not limited to, rules pertaining to the effect of termination of the Holder’s employment, Director status or Consultant status prior to the expiration of the applicable performance period.  The terms and conditions of the respective Performance Share Award Agreements need not be identical.

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Section 12.2       Shareholder Rights and Privileges.  The Holder of a Performance Share Award shall have no rights as a shareholder of the Company until such time, if any, as the Holder actually receives Ordinary Shares pursuant to the Performance Share Award.

ARTICLE XIII
DISTRIBUTION EQUIVALENT RIGHTS

Section 13.1       Terms and Conditions.  The Committee shall set forth in the applicable Distribution Equivalent Rights Award Agreement the terms and conditions, if any, including whether the Holder is to receive credits currently in cash, is to have such credits reinvested (at Fair Market Value determined as of the date of reinvestment) in additional Ordinary Shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such Award becomes vested, the distribution of such cash or Ordinary Shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the Holder’s interest in the Award vests. Distribution Equivalent Rights Awards may be settled in cash or in Ordinary Shares, as set forth in the applicable Distribution Equivalent Rights Award Agreement. A Distribution Equivalent Rights Award may, but need not be, awarded in tandem with another Award, whereby, if so awarded, such Distribution Equivalent Rights Award shall expire, terminate or be forfeited by the Holder, as applicable, under the same conditions as under such other Award.

Section 13.2       Interest Equivalents.  The Distribution Equivalent Rights Award Agreement for a Distribution Equivalent Rights Award may provide for the crediting of interest on a Distribution Rights Award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable Distribution Equivalent Rights Award Agreement, on the amount of cash payable thereunder.

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ARTICLE XIV
SHARE APPRECIATION RIGHTS

Section 14.1       Terms and Conditions.  The Committee shall set forth in the applicable Share Appreciation Right Award Agreement the terms and conditions of the Share Appreciation Right, including (i) the base value (the “Base Value”) for the Share Appreciation Right, which for purposes of a Share Appreciation Right which is not a Tandem Share Appreciation Right, shall be not less than the Fair Market Value of an Ordinary Share on the date of grant of the Share Appreciation Right, (ii) the number of Ordinary Shares subject to the Share Appreciation Right, (iii) the period during which the Share Appreciation Right may be exercised; provided, however, that no Share Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant, and (iv) any other special rules and/or requirements which the Committee imposes upon the Share Appreciation Right. Upon the exercise of some or all of the portion of a Share Appreciation Right, the Holder shall receive a payment from the Company, in cash or in the form of Ordinary Shares having an equivalent Fair Market Value or in a combination of both, as determined in the sole discretion of the Committee, equal to the product of:

(a)           The excess of (i) the Fair Market Value of an Ordinary Share on the date of exercise, over (ii) the Base Value, multiplied by;

(b)           The number of Ordinary Shares with respect to which the Share Appreciation Right is exercised.

Section 14.2       Tandem Share Appreciation Rights. If the Committee grants a Share Appreciation Right which is intended to be a Tandem Share Appreciation Right, the Tandem Share Appreciation Right shall be granted at the same time as the related Option, and the following special rules shall apply:

(a)           The Base Value shall be equal to or greater than the per Ordinary Share exercise price under the related Option;

(b)           The Tandem Share Appreciation Right may be exercised for all or part of the Ordinary Shares which are subject to the related Option, but solely upon the surrender by the Holder of the Holder’s right to exercise the equivalent portion of the related Option (and when an Ordinary Share is purchased under the related Option, an equivalent portion of the related Tandem Share Appreciation Right shall be cancelled);

(c)           The Tandem Share Appreciation Right shall expire no later than the date of the expiration of the related Option;

(d)           The value of the payment with respect to the Tandem Share Appreciation Right may be no more than one hundred percent (100%) of the difference between the per Ordinary Share exercise price under the related Option and the Fair Market Value of the Ordinary Shares subject to the related Option at the time the Tandem Share Appreciation Right is exercised, multiplied by the number of the Ordinary Shares with respect to which the Tandem Share Appreciation Right is exercised; and

(e)           The Tandem Share Appreciation Right may be exercised solely when the Fair Market Value of the Ordinary Shares subject to the related Option exceeds the per Ordinary Share exercise price under the related Option.

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ARTICLE XV
RECAPITALIZATION OR REORGANIZATION

Section 15.1       Adjustments to Ordinary Shares.  The shares with respect to which Awards may be granted under the Plan are Ordinary Shares as presently constituted; provided, however, that if, and whenever, prior to the expiration or distribution to the Holder of Ordinary Shares underlying an Award theretofore granted, the Company shall effect a subdivision or consolidation of the Ordinary Shares or the payment of an Ordinary Share dividend on Ordinary Shares without receipt of consideration by the Company, the number of Ordinary Shares with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding Ordinary Shares, shall be proportionately increased, and the purchase price per Ordinary Share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding Ordinary Shares, shall be proportionately reduced, and the purchase price per Ordinary Share shall be proportionately increased. Notwithstanding the foregoing or any other provision of this Article XV, any adjustment made with respect to an Award (x) which is an Incentive Share Option, shall comply with the requirements of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Share Option granted under the Plan to be other than an “incentive stock option” for purposes of Section 422 of the Code, and (y) which is a Non-Qualified Share Option, shall comply with the requirements of Section 409A of the Code, and in no event shall any adjustment be made which would render any Non-Qualified Share Option granted under the Plan to become subject to Section 409A of the Code.

Section 15.2       Recapitalization.  If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted Award, the Holder shall be entitled to receive (or entitled to purchase, if applicable) under such Award, in lieu of the number of Ordinary Shares then covered by such Award, the number and class of shares and securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of Ordinary Shares then covered by such Award.

Section 15.3       Other Events.  In the event of changes to the outstanding Ordinary Shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split-ups, spin-offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any Award and not otherwise provided for under this Article XV, any outstanding Awards and any Award Agreements evidencing such Awards shall be adjusted by the Board in its discretion in such manner as the Board shall deem equitable or appropriate taking into consideration the applicable accounting and tax consequences, as to the number and price of Ordinary Shares or other consideration subject to such Awards. In the event of any adjustment pursuant to Sections 15.1, 15.2 or this Section 15.3, the aggregate number of Ordinary Shares available under the Plan pursuant to Section 5.1 (and the Code Section 162(m) limit set forth therein) may be appropriately adjusted by the Board, the determination of which shall be conclusive.  In addition, the Committee may make provision for a cash payment to a Participant or a person who has an outstanding Award.  The number of Ordinary Shares subject to any Award shall be rounded to the nearest whole number.

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Section 15.4       Powers Not Affected.  The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or of the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company’s capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Ordinary Shares or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

Section 15.5       No Adjustment for Certain Awards.  Except as hereinabove expressly provided, the issuance by the Company of shares of any class or securities convertible into shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Awards, and no adjustment by reason thereof shall be made with respect to the number of Ordinary Shares subject to Awards theretofore granted or the purchase price per Ordinary Share, if applicable.

ARTICLE XVI
AMENDMENT AND TERMINATION OF PLAN

The Plan shall continue in effect, unless sooner terminated pursuant to this Article XVI, until the tenth (10th) anniversary of the date on which it is adopted by the Board (except as to Awards outstanding on that date).  The Board in its discretion may terminate the Plan at any time with respect to any shares for which Awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a Holder with respect to any Award theretofore granted without the consent of the Holder. The Board shall have the right to alter or amend the Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the shares of the Company entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the Plan may (i) materially increase the benefits accruing to Holders, (ii) except as otherwise expressly provided in Article XV, materially increase the number of Ordinary Shares subject to the Plan or the individual Award Agreements specified in Article V, (iii) materially modify the requirements for participation in the Plan, or (iv) amend, modify or suspend Section 7.8 (repricing prohibitions) or this Article XVI.  In addition, no change in any Award theretofore granted may be made which would materially and adversely impair the rights of a Holder with respect to such Award without the consent of the Holder (unless such change is required in order to cause the benefits under the Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the Plan or any Award from Section 409A of the Code).

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ARTICLE XVII
MISCELLANEOUS

Section 17.1       No Right to Award.  Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give an Employee, Director or Consultant any right to an Award except as may be evidenced by an Award Agreement duly executed on behalf of the Company, and then solely to the extent and on the terms and conditions expressly set forth therein.

Section 17.2       No Rights Conferred.  Nothing contained in the Plan shall (i) confer upon any Employee any right with respect to continuation of employment with the Company or any Affiliate, (ii) interfere in any way with any right of the Company or any Affiliate to terminate the employment of an Employee at any time, (iii) confer upon any Director any right with respect to continuation of such Director’s membership on the Board, (iv) interfere in any way with any right of the Company or an Affiliate to terminate a Director’s membership on the Board at any time, (v) confer upon any Consultant any right with respect to continuation of his or her consulting engagement with the Company or any Affiliate, or (vi) interfere in any way with any right of the Company or an Affiliate to terminate a Consultant’s consulting engagement with the Company or an Affiliate at any time.

Section 17.3       Other Laws; No Fractional Shares; Withholding.  The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue Ordinary Shares in violation of any laws, rules or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Award.  Neither the Company nor its directors or officers shall have any obligation or liability to a Holder with respect to any Award (or Ordinary Shares issuable thereunder) (i) that shall lapse because of such postponement, or (ii) for any failure to comply with the requirements of any applicable law, rules or regulations, including but not limited to any failure to comply with the requirements of Section 409A of this Code.  No fractional Ordinary Shares shall be delivered, nor shall any cash in lieu of fractional Ordinary Shares be paid. The Company shall have the right to deduct in cash (whether under this Plan or otherwise) in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations. In the case of any Award satisfied in the form of Ordinary Shares, no Ordinary Shares shall be issued unless and until arrangements satisfactory to the Company shall have been made to satisfy any tax withholding obligations applicable with respect to such Award. Subject to such terms and conditions as the Committee may impose, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Holders to elect to tender, Ordinary Shares (including Ordinary Shares issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld.

Section 17.4       No Restriction on Corporate Action.  Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, Director, Consultant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

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Section 17.5       Restrictions on Transfer. No Award under the Plan or any Award Agreement and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Holder except (i) by will or by the laws of descent and distribution, or (ii) except for an Incentive Share Option, by gift to any Family Member of the Holder. An Award may be exercisable during the lifetime of the Holder only by such Holder or by the Holder’s guardian or legal representative unless it has been transferred by gift to a Family Member of the Holder, in which case it shall be exercisable solely by such transferee. Notwithstanding any such transfer, the Holder shall continue to be subject to the withholding requirements provided for under Section 17.3 hereof.

Section 17.6       Beneficiary Designations.  Each Holder may, from time to time, name a beneficiary or beneficiaries (who may be contingent or successive beneficiaries) for purposes of receiving any amount which is payable in connection with an Award under the Plan upon or subsequent to the Holder’s death. Each such beneficiary designation shall serve to revoke all prior beneficiary designations, be in a form prescribed by the Company and be effective solely when filed by the Holder in writing with the Company during the Holder’s lifetime. In the absence of any such written beneficiary designation, for purposes of the Plan, a Holder’s beneficiary shall be the Holder’s estate.

Section 17.7       Rule 16b-3.  It is intended that the Plan and any Award made to a person subject to Section 16 of the Exchange Act shall meet all of the requirements of Rule 16b-3. If any provision of the Plan or of any such Award would disqualify the Plan or such Award under, or would otherwise not comply with the requirements of, Rule 16b-3, such provision or Award shall be construed or deemed to have been amended as necessary to conform to the requirements of Rule 16b-3.

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Section 17.8       Section 162(m).  It is intended that the Plan shall comply fully with and meet all the requirements of Section 162(m) of the Code so that Awards hereunder which are made to Holders who are “covered employees” (as defined in Section 162(m) of the Code) shall constitute “performance-based” compensation within the meaning of Section 162(m) of the Code. Any Performance Goal(s) applicable to Qualified Performance-Based Awards shall be objective, shall be established not later than ninety (90) days after the beginning of any applicable Performance Period (or at such other date as may be required or permitted for “performance-based” compensation under Section 162(m) of the Code) and shall otherwise meet the requirements of Section 162(m) of the Code, including the requirement that the outcome of the Performance Goal or Goals be substantially uncertain (as defined in the regulations under Section 162(m) of the Code) at the time established.  The Performance Criteria to be utilized under the Plan to establish Performance Goals shall consist of objective tests based on one or more of the following: earnings or earnings per share, cash flow or cash flow per share, operating cash flow or operating cash flow per share revenue growth, product revenue growth, financial return ratios (such as return on equity, return on investment and/or return on assets), share price performance, shareholder return, equity and/or value, operating income, operating margins, earnings before interest, taxes, depreciation and amortization, earnings, pre- or post-tax income, economic value added (or an equivalent metric), profit returns and margins, credit quality, sales growth, market share, working capital levels, comparisons with various share market indices, year-end cash, debt reduction, assets under management, operating efficiencies, strategic partnerships or transactions (including co-development, co-marketing, profit sharing, joint venture or other similar arrangements), and/or financing and other capital raising transaction.  Performance criteria may be established on a Company-wide basis or with respect to one or more Company business units or divisions or subsidiaries; and either in absolute terms, relative to the performance of one or more similarly situated companies, or relative to the performance of an index covering a peer group of companies.  When establishing Performance Goals for the applicable Performance Period, the Committee may exclude any or all “extraordinary items” as determined under U.S. generally accepted accounting principles including, without limitation, the charges or costs associated with restructurings of the Company, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes, and as identified in the Company’s financial statements, notes to the Company’s financial statements or management’s discussion and analysis of financial condition and results of operations contained in the Company’s most recent annual report filed with the U.S. Securities and Exchange Commission pursuant to the Exchange Act.  Holders who are “covered employees” (as defined in Section 162(m) of the Code) shall be eligible to receive payment under a Qualified Performance-Based Award which is subject to achievement of a Performance Goal or Goals only if the applicable Performance Goal or Goals are achieved within the applicable Performance Period, as determined by the Committee.  If any provision of the Plan would disqualify the Plan or would not otherwise permit the Plan to comply with Section 162(m) of the Code as so intended, such provision shall be construed or deemed amended to conform to the requirements or provisions of Section 162(m) of the Code.  The Committee may postpone the exercising of Awards, the issuance or delivery of Ordinary Shares under any Award or any action permitted under the Plan to prevent the Company or any subsidiary from being denied a federal income tax deduction with respect to any Award other than an Incentive Share Option, provided that such deferral satisfies the requirements of Section 409A of the Code.  For purposes of the requirements of Treasury Regulation Section 1.162-27(e)(4)(i), the maximum amount of compensation that may be paid to any Employee under the Plan for a calendar year shall be three hundred sixty thousand U.S. Dollars ($360,000.00).

Section 17.9       Section 409A.  Notwithstanding any other provision of the Plan, the Committee shall have no authority to issue an Award under the Plan with terms and/or conditions which would cause such Award to constitute non-qualified “deferred compensation” under Section 409A of the Code.  Accordingly, by way of example but not limitation, no Option shall be granted under the Plan with a per Ordinary Share Option exercise price which is less than the Fair Market Value of an Ordinary Share on the date of grant of the Option.  Notwithstanding anything herein to the contrary, no Award Agreement shall provide for any deferral feature with respect to an Award which constitutes a deferral of compensation under Section 409A of the Code.  The Plan and all Award Agreements are intended to comply with the requirements of Section 409A of the Code (so as to be exempt therefrom) and shall be so interpreted and construed.

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Section 17.10     Indemnification.  Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred thereby in connection with or resulting from any claim, action, suit, or proceeding to which such person may be made a party or may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid thereby in settlement thereof, with the Company’s approval, or paid thereby in satisfaction of any judgment in any such action, suit, or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.  The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

Section 17.11     Other Plans.  No Award, payment or amount received hereunder shall be taken into account in computing an Employee’s salary or compensation for the purposes of determining any benefits under any pension, retirement, life insurance or other benefit plan of the Company or any Affiliate, unless such other plan specifically provides for the inclusion of such Award, payment or amount received.  Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

Section 17.12     Limits of Liability.  Any liability of the Company with respect to an Award shall be based solely upon the contractual obligations created under the Plan and the Award Agreement. None of the Company, any member of the Board nor any member of the Committee shall have any liability to any party for any action taken or not taken, in good faith, in connection with or under the Plan.

Section 17.13     Governing Law.  Except as otherwise provided herein, the Plan shall be construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

Section 17.14     Severability of Provisions.  If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

Section 17.15     No Funding.  The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to ensure the payment of any Award.

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Section 17.16     Headings. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

Section 17.17     Terms of Award Agreements. Each Award shall be evidenced by an Award Agreement, which Award Agreement, if it provides for the issuance of Ordinary Shares, shall require the Holder to enter into and be bound by the terms of the Company’s Shareholders’ Agreement, if any.  The terms of the Award Agreements utilized under the Plan need not be the same.

Section 17.18    California Information Requirements.  To the extent applicable, the Company shall comply with the information requirements applicable to the Plan pursuant to Section 260.140.46 of the California Code of Regulations.

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